Mail Stop 6010

December 5, 2006

Via U.S. Mail and Facsimile to +61 (0) 7 3221 9733

James D. MacDonald
Chief Financial Officer
Metal Storm Limited
Level 34, Central Plaza One
345 Queen Street
Brisbane, QLD, 4000
Australia

      Re: **Metal Storm Limited**
               Form 20-F for the Fiscal Year Ended December 31, 2005
               Filed July 17, 2006
               File No. 000-31212

Dear Mr. MacDonald:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 15. Controls and Procedures, page 50

1.   We note your statement that your chief executive officer and your chief financial officer "became aware of the weaknesses related to internal control over financial reporting as described below." It does not appear that your certifying officers have reached a definitive conclusion that your disclosure controls and procedures are *not effective*. Please confirm to us your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Additionally, in future filings, please revise to definitively state your conclusion.

Consolidated Balance Sheet, page F-4

2.   Please revise this statement or the notes to your financial statements in future filings to disclose, for each class of share capital, both the number of your authorized shares and the par value of your shares or a statement that the shares have no par value. Refer to paragraph 76(a) of IAS 1.

3.   Based on the disclosures on page F-38 we note you had both current and non-current lease liabilities at December 31, 2004 and no such liabilities at December 31, 2005. Please address the following:

    ·   Tell us why you have a long term lease liability at the end of 2004 and no lease liabilities at the end of 2005;
    ·   Tell us whether this liability was extinguished and discuss the circumstances resulting in the extinguishment;
    ·   Clarify how this relates to the onerous lease contract disclosed on page F-39 and to adjustment 31(e) on page F-60, and
    ·   Tell us why you believe your classification of lease liabilities at each balance sheet date presented as either current or long term complies with IAS 17.

       Revise future filings as necessary based on our comment.

4.   In a related matter, for finance leases, please also revise future filings to include any required reconciliations between the total of future minimum lease payments at each balance sheet date and their present value. Refer to paragraph 31 of IAS 17.

Note 3. Summary of Significant Accounting Policies, page F-9

(t) Revenue Recognition, page F-18

5.   In this note you disclose your policy for recognizing revenue from the sale of goods, the rendering of services and from interest. However, on page 24 you only present revenue earned from two significant categories, i.e., - contract revenue and interest revenue. Please address the following:

- Identify for us each group of products and each type of service you provided to earn contract revenue and revise this note to clearly describe your policy for recognizing revenue for each, ensuring that your policy is consistent with the guidance in IAS 18.
- Tell us the amount of goods you sold during the periods presented.
- Tell us how you have complied with paragraph 35 (b)(i) and (b)(ii) of IAS 18, or revise your future filings to provide all the required disclosure.

        Revise future filings as necessary based on our comment.

(u) Government Grants, page F-18

6.   Briefly describe to us the programs under which you obtain government grants and the material terms or conditions of your government grants and rebates. For example, explain whether the grants represent reimbursement of expenses or are received based on certain performance criteria. Explain to us how your accounting complies with the guidance in IAS 20. Revise future filings as necessary based on our comment.

7.   Please tell us and revise future filings to disclose the nature and the amount of all government grants recognized in your financial statements. In those future filings, comply fully with the disclosure requirements of paragraph 39 of IAS 20.

8.   Please tell us and revise Note 31 in future filings to disclose how you account for government grants for purposes of reconciling to US GAAP. Explain how your presentation of research and development rebates as a component of Other income/(expense) on page F-58 complies with U.S. GAAP.

Note 5. Revenue and Expenses from Continuing Operations, page F-24

(b) Employee benefits expense, page F-24

9.   It appears from your disclosures herein and in Note 29 that you offer short term and post-employment benefits to your employees. Please tell us and revise future filings to clarify the nature of all your material short term and post-employment

benefits (defined contribution, defined benefit, etc.) and to include all disclosures required by IAS 19.

10.   In a related matter, tell us how Notes 30 and 31 quantify and disclose all accounting and presentation differences between AIFRS and U.S. GAAP related to short term and post-employment benefits.

Note 7. Discontinued Operation, page F-26

11.   We note that on June 1, 2005 you sold your ProCam Machine LLC ("ProCam") business to Monroe Machined Products Inc. ("MMP") for A$ 2,256,721 and recorded a loss of A$ 658,605 on the sale in 2005. Please tell us and revise future filings to clarify where this loss on sale is presented in the Consolidated Income Statement and how the presentation of the loss complies with paragraph 33(a) IFRS 5. Also, tell us how Notes 30 and 31 quantify and disclose all accounting and presentation differences between AIFRS and U.S. GAAP related to this matter.

Note 30. Reconciliation of AIFRS to USGAAP, page F-57

(b) Earnings per Share, page F-58

12.   We note your presentation of basic and diluted loss per share rounded to the fourth decimal place of a dollar. So as not to imply a greater degree of precision than actually exists, please revise your U.S. GAAP earnings per share reconciliation in future filings to present earnings per share rounded to the nearest cent. This comment also applies to the selected financial data on page 4.

 (c) Reconciliation of Shareholders' Equity, page F-58

13.   We note your U.S. GAAP shareholders' equity at December 31, 2004 as presented herein differs from the U.S. GAAP stockholders' equity disclosed in your December 31, 2004 Form 20-F. Please confirm that the sole reason for the difference in the referenced amounts is the currency translation impact of selecting the Australian dollar as your reporting currency for the financial statements presented in your December 31, 2005 Form 20-F. If this is not the case, please provide us with a detailed explanation of the reason for the difference.

Note 31. Significant Differences between AIFRS and USGAAP, page F-59

(b) Goodwill, page F-59

ii. Impairment Loss, page F-59

14.   We see you indicate herein that the impairment loss recognized in 2004 under U.S. GAAP is A$ 2,280,052. We also see disclosures on page F-34 that in 2004 you recorded an impairment loss of A$ 1,834,152 under AIFRS.

- Tell us the reasons why your impairment loss under U.S. GAAP differed from that recorded under AIFRS.
- Explain to us how your accounting and disclosures for the impairment comply with IAS 36, IFRS 5 and related guidance.
- Tell us how Notes 30 and 31 quantify and disclose all accounting and presentation differences between AIFRS and U.S. GAAP related to this matter.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant